JOHN HANCOCK FUNDS II

601 Congress Street

Boston, Massachusetts 02210

August 25, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE: John Hancock Funds II (the “Trust”)
File Nos. 333-126293; 811-21779

Ladies and Gentlemen:

Enclosed for filing on behalf of the Trust pursuant to: (1) the Securities Act of 1933, as amended (the “1933 Act”), and Rule 485(a) thereunder, and (2) the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 139 to the Trust’s Registration Statement on Form N-1A under the 1933 Act and Amendment No. 141 to its Registration Statement under the 1940 Act (the “Amendment”).

The Amendment is being filed pursuant to paragraph (b) of Rule 485 under the 1933 Act to become effective on August 26, 2014. The purpose of this filing is to incorporate comments from the Staff of the Commission on the initial filing to register the new Class C shares of the Absolute Return Currency Fund, Technical Opportunities Fund, Emerging Markets Debt Fund and the U.S. Equity Fund under Rule 485(a) of the 1933 Act, filed on June 27, 2014 and to complete the registration of these new class shares. No fees are required in connection with this filing. The Amendment relates solely to the Fund and does not amend or supersede any prior filing relating to any other series of the Trust. The undersigned represents that the Amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485 under the 1933 Act.

If you have any questions or comments, please call me at 617-663-2261.

Sincerely,

/s/ Christopher Sechler
Christopher Sechler
Assistant Secretary